

Mail Stop 4628

October 11, 2016

Stephen J. Riney
Executive Vice President and Chief Financial Officer
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

> **Re: Apache Corporation**
> **Form 8-K Dated August 4, 2016**
> **Filed August 4, 2016**
> **File No. 001-04300**

Dear Mr. Riney:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources